June 15, 2007

Thomas R. Salley, Esq.
Cooley Godward LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5636

Re: Gladstone Capital Corporation (File Nos. 333-143027 & 814-00237)

Dear Mr. Salley:

        We have reviewed the registration statement for Gladstone Capital Corporation (the
"Fund") filed on Form N-2 on May 16, 2007 in connection with the shelf registration of its
common stock and debt securities. Based on our review of the registration statement, we have
the following comments. The captions we use below correspond to the captions the Fund uses in
its registration statement.

PROSPECTUS:

Special Note regarding Forward Looking Statements (Page 19)

1.   This section attempts to limit liability for forward-looking statements by making
reference to the safe harbor provisions of Section 27A of the Securities Act, Section 21E of the
Exchange Act and the Private Securities Litigation Reform Act of 1995. Statements relating to
investment companies (including business development companies) and statements made in
connection with initial public offerings are excluded from the safe harbor for forward-looking
statements. See Sections 27A(b)(2)(B) and (D) of the Securities Act and Sections 21E(b)(2)(B)
and (D) of the Exchange Act as amended. Accordingly, please delete from this section the
references to these provisions of the federal securities laws.

Use of Proceeds (Page 19)

2.   The second sentence states that the Fund expects to use a portion of the proceeds of the
offering to pay down existing short-term debt. If this represents a material part of the proceeds
of the offering, please state the interest rate and maturity of the indebtedness. See Instruction 2
to Item 7.1 of Form N-2.

Taxation of Our U.S. Stockholders – Distributions (Page 86)

3.   The second sentence states that any distributions in excess of the Fund's earnings and profits will first be treated as a return of capital to the extent of the stockholder's adjusted basis in his or her shares of common stock and thereafter as gain from the sale of shares of the Fund's common stock. "Return of capital" is a technical term that may not be commonly understood by the typical investor. Please revise the disclosure to provide a plain English explanation of the term "return of capital". See Rule 421(b) under the Securities Act of 1933. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of fund shares.

GENERAL COMMENTS

4.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

6.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

8.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel